SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Bravo Brio Restaurant Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

10567B 109
(CUSIP Number)

CHBravo Holding I LLC
C/O CASTLE HARLAN INC.
150 EAST 58TH STREET
NEW YORK NY 10155
Attn: David Pittaway
212-644-8600

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attn: Michael R Littenberg
(212)756-2376

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B 109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON CHBravo Holding I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10567B 109	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON John K. Castle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10567B 109	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the Schedule 13D filed on November 5, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”), relating to the shares of Common Stock, no par value (the "Shares"), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the "Issuer"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.  This Amendment constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Shares held by the Reporting Persons were included on a registration statement on Form S-1 (SEC File No. 333-172642), as amended, with the Securities and Exchange Commission (the “SEC”) filed by the Company on March 7, 2011 to register the resale of the Shares of Common Stock of the Company held by the Reporting Persons and to permit the Reporting Persons to resell their Shares of Common Stock in an underwritten selling stockholder offering (the "Selling Stockholder Offering").

In connection with the Selling Stockholder Offering, the Company entered into an Underwriting Agreement, dated April 1, 2011 (the “Underwriting Agreement”), by and among the Company, CHBravo, certain other stockholders of the Company (together with the Company and the Reporting Persons, the “Sellers”), Jefferies & Company, Inc., Piper Jaffray & Co. and Wells Fargo Securities, LLC, acting severally on behalf of themselves and the several underwriters (collectively, the “Underwriters”), for the purchase by the Underwriters and the sale by the Sellers of 4,161,020 Shares of Common Stock of the Company in the aggregate, plus an option for the Underwriters to purchase up to 416,102 additional Shares of the Company’s Common Stock from the Sellers.

Pursuant to the Underwriting Agreement, CHBravo agreed to sell to the Underwriters 2,080,510 Shares of Common Stock of the Company and granted the Underwriters the option to purchase up to an additional 200,551 Shares of the Common Stock of the Company. On April 1, 2011, CHBravo sold 2,281,061 Shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement.

The price per share at which the Shares of Common Stock of the Company were sold to the public in the Selling Stockholder Offering was $16.25. The purchase price per share at which the Reporting Persons sold their Shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement was $15.40. The Company did not sell any Shares of the Common Stock of the Company in the Selling Stockholder Offering. The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the Selling Stockholder Offering.

As a result of the transaction described above, the Reporting Persons no longer beneficially own any Shares of Common Stock.

CUSIP No. 10567B 109	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), and (e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)	Number and percentage of class beneficially owned by each Reporting Person: 0 shares of Common Stock, 0%

(b)	With respect to each of the Reporting Persons:

Sole voting power: 0 shares of Common Stock

Shared voting power: 0 shares of Common Stock

Sole dispositive power: 0 shares of Common Stock

Shared dispositive power: 0 shares of Common Stock

(e)	Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on April 1, 2011.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Underwriting Agreement(incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on March 30, 2011).

CUSIP No. 10567B 109	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2011

CHBRAVO HOLDING I LLC
By:	CASTLE HARLAN PARTNERS IV, L.P.,
its managing member
By:	CASTLE HARLAN INC., its
Investment Manager

By:	/s/ David B. Pittaway
DAVID B. PITTAWAY

/s/ John K. Castle
JOHN K. CASTLE